AMENDMENT TO
FUND PARTICIPATION AGREEMENT
(Service Shares)

This Amendment ("Amendment") is to the Fund Participation Agreement by and among Janus Aspen Series, an open-end management investment company organized as a Delaware statutory trust (the "Trust"), and Principal Life Insurance Company, a life insurance company organized under the laws of the State of Iowa (the "Company") and is entered into as of November 1, 2011.

RECITALS

WHEREAS, the Trust and the Company are currently parties to the Fund Participation
Agreement dated August 28, 2000, as amended (the "Agreement");

WHEREAS, the parties wish to add Principal National Life Insurance Company ("Principal National Life") as a party to the Agreement and its Principal National Life Insurance Company Variable Life Separate Account to Schedule A; and

WHEREAS, the parties wish to further amend the Agreement as set forth below.

AMENDMENT

NOW THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Agreement as follows:

1.
Principal National Life shall be an additional party to the Agreement and all references in the Agreement to the "Company" shall mean Principal National Life and/or Principal Life Insurance Company as applicable.

2.	Schedule A to the Agreement shall be deleted in its entirety and replaced with the amended Schedule A attached hereto.

3.	The following shall be added to the end of Article 1:

"1.10     (a)     All orders accepted by the Company shall be subject to the terms of the then current prospectus of each Portfolio, including without limitation, policies regarding minimum account sizes, market timing and excessive trading. The Company shall use its commercially reasonable best efforts, and shall reasonably cooperate with, the Trust to enforce stated prospectus policies regarding transactions in Shares, particularly those related to market timing. The Company acknowledges that orders accepted by it in violation of the Trust's stated policies may be subsequently revoked or cancelled by the Trust and that the Trust shall not be responsible for any losses incurred by the Company or Contract or Account as a result of such cancellation. The Trust or its agent shall notify the Company of such cancellation prior to 12:00 p.m. EST on the next following Business Day after any such cancellation.

(b)    In addition, the Company acknowledges that the Trust has the right to refuse any purchase order for any reason, particularly if the Trust determines that a Portfolio would be unable to invest the money effectively in accordance with its investment policies or would otherwise be adversely affected due to the size of the transaction, frequency of trading by the account or other factors.

1.11    The Company certifies that it is following all relevant rules and regulations, as well as internal policies and procedures, regarding "forward pricing" and the handling of mutual fund orders on a timely basis. As evidence of its compliance, the Company shall provide annual certification to the Trust that it is following all relevant rules, regulations, and internal policies and procedures regarding "forward pricing" and the handling of mutual fund orders on a timely basis."

4.	The following shall be added to the end of Article III:

"3.8    The Company is in compliance with all applicable anti-money laundering laws, rules and regulations including, but not limited to, the U.S.A. PATRIOT Act of 2001, P.L. 107-56. The Company further represents that it has policies and procedures in place to detect money laundering and terrorist financing, including the reporting of suspicious activity.

3.9     The Company is a "financial intermediary" as defined by SEC Rule 22c-2 of the 1940 Act ("The Rule"), and has entered into an appropriate agreement with affiliates of the Trust pursuant to the requirements of The Rule."

5.	Article IV of the Agreement shall be revised as follows:

"If to the Trust:

Janus Aspen Series
151 Detroit Street
Denver, CO 80206
Attn: General Counsel

If to the Company:

Principal Life Insurance Company	Principal National Life Insurance
Company
711 High Street	711 High Street
Des Moines, IA 50392	Des Moines, IA 50392
Attn: Variable Life Counsel	Attn: Variable Life Counsel"

6.	The Agreement, as supplemented by this Amendment, is ratified and confirmed.

7.	This Amendment may be executed in two or more counterparts which together shall constitute one instrument.

IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Amendment as of the date and year first above written.

JANUS ASPEN SERIES	PRINCIPAL LIFE INSURANCE COMPANY

By: /s/Stephanie Grauerholz	By: /s/ Sara Wiener
Name: Stephanie Grauerholz	Name: Sara Wiener
Title: Vice President	Title: Director - Product Mgmt

PRINCIPAL NATIONAL LIFE INSURANCE COMPANY

By: /s/ Sara Wiener
Name: Sara Wiener
Title: Director - Product Mgmt

Schedule A

Separate Accounts and Associated Contracts

Principal Life Insurance Company Separate Account B	Principal Life Insurance Company Variable Life Separate Account

(1) The Principal® Variable Annuity	(1) Principal Benefit Variable Universal Life
(2) Principal Benefit Variable Universal Life II
(2) Principal Freedom Variable Annuity
(3) Principal Executive Variable Universal
Life
(4) Principal Executive Variable Universal
Life II
(5) Principal Flexible Variable Life
(6) Principal Survivorship Flexible Premium
Variable Universal Life
(7) Principal Variable Universal Life
Accumulator
(8) Principal Variable Universal Life
Accumulator II
(9) Principal Variable Universal Life
Income
(10) Principal Variable Universal Life
Income II
(11) PrinFlex Life®

Principal National Life Insurance Company Variable Life Separate Account (1) Principal Variable Universal Life Income III